# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ROBERT HALF INC., CIK 0000315213
CUSIP: 770323103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2884 SAND HILL RD, STE 200, MENLO PARK, California (CA), 94025
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000940594-26-000037
Filed by CIK 0000940594

## Reporting persons
- ORBIS INVESTMENT MANAGEMENT LTD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Bermuda (D0); sole voting power 9,877,840; shared voting power 0; sole dispositive power 9,877,840; shared dispositive power 0; aggregate amount beneficially owned 9,877,840 (9.7% of the class)

## Item 1. Issuer
Name of issuer: ROBERT HALF INC.
Address of issuer's principal executive offices:
2884 SAND HILL RD, STE 200, MENLO PARK, CALIFORNIA
94025

## Item 2. Person Filing
Name of person filing: ORBIS INVESTMENT MANAGEMENT LTD
Address of principal business office or, if none, residence: ORBIS INVESTMENT MANAGEMENT LTD: Orbis House, 25 Front Street, Hamilton, Bermuda HM11
Citizenship: ORBIS INVESTMENT MANAGEMENT LTD - BERMUDA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Equivalent to IA.

## Item 4. Ownership
Amount beneficially owned: 9,877,840
Percent of class: 9.7
Sole power to vote or to direct the vote: ORBIS INVESTMENT MANAGEMENT LTD - 9,877,840
Shared power to vote or to direct the vote: ORBIS INVESTMENT MANAGEMENT LTD - 0
Sole power to dispose or to direct the disposition: ORBIS INVESTMENT MANAGEMENT LTD - 9,877,840
Shared power to dispose or to direct the disposition: ORBIS INVESTMENT MANAGEMENT LTD - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other persons have the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by Orbis Investment Management Ltd.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Orbis Investment Management Ltd is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- ORBIS INVESTMENT MANAGEMENT LTD: Matt Gaarder, Attorney-in-Fact (08/14/2026)